

September 16, 2011

Via Facsimile
Thomas Stevenson
Chief Financial Officer
Peoples Bancorp, Inc.
P.O. Box 210, 100 Spring Avenue
Chestertown, Maryland 21620

> **Re:** **Peoples Bancorp, Inc.**
> **Form 10-K**
> **Filed March 30, 2011**
> **Form 10-Q**
> **Filed August 11, 2011**
> **File No. 000-24169**

Dear Mr. Stevenson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Note 1. Summary of Significant Accounting Policies

Loans and Allowance for Loan Losses, page 42

1. Please revise future filings to describe in more detail how you determine when a loan is considered uncollectible and charged-off. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 310-10-50-11B(b) for guidance.

2. Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

Note 4. Loans and Allowance for Loan Losses, page 45

3. Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

June 30, 2011 Form 10-Q

Note 4. Loans and Allowance for Loan Losses, page 12

4. You disclose that for the six months ended June 30, 2011, you have recognized $3.2 million in interest income on $5 million in impaired loans. Please explain to us in detail and revise future filings to discuss the facts and circumstances related to recognizing such a large amount of interest income related to these loans.

5. Please revise future filings to disclose the recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated) for each loan portfolio segment. Refer to ASC 310-10-50-11B(h) and the example disclosure in ASC 310-10-55-7 for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

6. Due to the significance of net interest margin on your results of operations, please consider revising future interim filings to include a rate/volume analysis similar to the analysis on page 22 of your December 31, 2010 Form 10-K. We note Item 303(b) of Regulation S-K.

Application of Critical Accounting Policies, page 24

7. We note your disclosure regarding your allowance for loan loss methodology for pools of homogeneous loans. Please revise future filings to:

    a. Specify, by portfolio segment if different, how many years of historical charge-offs are included in your methodology. Identify and discuss any changes made during the periods presented.

    b. Quantify any adjustments made to historical charge-offs by portfolio segment for each period presented and discuss the specific facts and circumstances regarding why the adjustments were needed.

    c. Present additional granularity related to how you consider current economic trends and conditions. For example, clarify whether you make adjustments to historical loss rates or whether you record an adjustment at the top level. As part of your disclosure, describe the different factors that would cause an increase or decrease in the amount recorded.

Loan Quality, page 29

8. Please revise your MD&A in future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

9. On page 31, you disclose that loans are classified as nonaccrual <u>even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment</u>. On page 42 of the December 31, 2010 Form 10-K you disclose that the accrual of interest is discontinued when any portion of the principal or interest is ninety days past due <u>and collateral is insufficient to discharge the debt in full</u>. It is unclear how you consider a borrowers collateral in determining the accrual status of a loan. Please revise future filings to clarify your policy. Also, provide a qualitative discussion regarding any significant amounts and trends in accruing loans past due 90 days or more.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief